UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIBERTY GLOBAL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4 1/2% Convertible Senior Notes Due 2016

(Title of Class of Securities)

530555 AB7

(CUSIP Number of Class of Securities)

Elizabeth M. Markowski

Senior Vice President, General Counsel and Secretary

Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(303) 220-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert W. Murray Jr.

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112-4498

(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$935,000,000.00	$108,553.50

*

Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 4 1/2% Convertible Senior Notes Due 2016 (the “Notes”), this valuation is based on the book value of the securities to be received by Liberty Global, Inc. (“LGI”) and assumes the exchange of all $935,000,000 aggregate principal amount of the Notes currently outstanding. For each $1,000 principal amount of Notes, LGI is offering the following: 28.2602 shares of Series A common stock; 9.4201 shares of Series C common stock; and cash in the amount of $200, plus an amount equal to accrued but unpaid interest on such principal amount of Notes to but excluding the settlement date, payable in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Liberty Global, Inc., a Delaware corporation (“LGI”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by LGI to exchange (the “Offer”) any and all of its 4 1/2% Convertible Senior Notes due 2016 (the “Notes”) for cash and shares of its Series A common stock, par value $0.01 per share (“Series A common stock”), and Series C common stock, par value $0.01 per share (“Series C common stock”). For each $1,000 principal amount of Notes validly tendered and not withdrawn and accepted for exchange pursuant to the Offer, the tendering holder will be entitled to receive the following (collectively, the “Offer Consideration”): 28.2602 shares of Series A common stock, 9.4201 shares of Series C common stock, and cash in the amount of $200, plus an amount equal to accrued but unpaid interest on such principal amount of Notes to but excluding the settlement date, payable in cash.

The Offer is being made upon the terms and subject to the conditions described in the Offer to Exchange, dated May 17, 2011 (the “Offer to Exchange”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”). The Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto. All terms not otherwise defined in this Schedule TO have the meanings assigned thereto in the Offer to Exchange.

The Offer shall commence on May 17, 2011 and shall expire at 5:00 p.m., New York City time, on June 15, 2011, unless extended by LGI.

The information set forth in the Offer to Exchange and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items of this Schedule TO. This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act. The Offer is being made by LGI pursuant to the exemption from registration afforded by Section 3(a)(9) of the Securities Act of 1933, as amended.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange under the captions “Summary of Terms” and “Questions and Answers about the Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is Liberty Global, Inc. The address of its principal executive office is 12300 Liberty Boulevard, Englewood, Colorado, 80112, and the main telephone number at that address is (303) 220-6600.

(b)	The information set forth in the Offer to Exchange under the captions “Summary of Terms—Securities Subject to the Offer” and “Questions and Answer About the Offer—What securities are the subject of the Offer?” is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under the captions “Summary of Terms—Market Value of the Notes,” “Questions and Answers About the Offer—What is the current market value of the Notes?” and “Description of the Offer—Market and Trading Information for the Notes” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	The name of the filing person is Liberty Global, Inc. The address of its principal executive office is 12300 Liberty Boulevard, Englewood, Colorado, 80112, and the main telephone number at that address is (303) 220-6600. The filing person is the subject company.

The following persons are the directors and executive officers of LGI.

Name	Position
John P. Cole, Jr.	Director
Miranda Curtis	Director
John W. Dick	Director
Michael T. Fries	President, Chief Executive Officer, Vice Chairman of the Board and Director
Paul A. Gould	Director
Richard R. Green	Director
John C. Malone	Chairman of the Board and Director
David E. Rapley	Director
Larry E. Romrell	Director
J.C. Sparkman	Director
J. David Wargo	Director
Amy M. Blair	Senior Vice President, Global Human Resources
Charles H.R. Bracken	Senior Vice President and Co-Chief Financial Officer (Principal Financial Officer)
Bernard G. Dvorak	Senior Vice President and Co-Chief Financial Officer (Principal Accounting Officer)
Diederik Karsten	Managing Director, European Broadband Operations
Robert M. Leighton	Senior Vice President, Programming
Elizabeth M. Markowski	Senior Vice President, General Counsel and Secretary
Balan Nair	Senior Vice President and Chief Technology Officer
Shane O’Neill	Senior Vice President and Chief Strategy Officer
Mauricio Ramos	President, Liberty Global Latin America division
Frederick G. Westerman III	Senior Vice President, Investor Relations and Corporate Communications

The business address and telephone number of each executive officer and director is c/o Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, (303) 220-6600.

Item 4. Terms of the Transaction.

(a)	The information set forth in the Offer to Exchange under the captions “Summary of Terms,” “Questions and Answers about the Offer,” “Description of the Offer,” “Comparison of Rights of Holders of Notes and Holders of Common Stock,” “Material U.S. Federal Income Tax Consequences,” and “Accounting Treatment,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	LGI entered into the Indenture, dated as of November 18, 2009 (the “Indenture”), with the Law Debenture Trust Company of New York, as trustee. The Indenture is filed as Exhibit (d)(1) hereto. The material terms of the Indenture are set forth in the Offer to Exchange under the caption “Description of Notes,” which is incorporated herein by reference. As of March 31, 2011, the following directors of LGI had shares of Series A common stock and Series C common stock pledged to the indicated entities in support of one or more lines of credit or margin accounts extended by such entities:

	No. of Shares Pledged
Owner	Series A	Series C	Entity Holding the Shares
John C. Malone	111,853	2,343,744	Merrill Lynch
John C. Malone	25,172	797,114	Fidelity Brokerage Services, LLC
Michael T. Fries	72,177	4,362	Wells Fargo Bank
J. David Wargo	442	667	UBS Financial Services, Inc.

For information regarding LGI’s equity incentive plans, see the discussion under “Executive Compensation,” “Director Compensation” and “Incentive Plans” beginning on page 29, page 65 and page 71, respectively, of LGI’s Proxy Statement for its 2011 annual meeting of stockholders, which information is incorporated herein by reference. For information concerning the beneficial ownership of LGI’s common stock by LGI’s directors and executive officers, see “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management” beginning on page 6 of LGI’s Proxy Statement for its 2011 annual meeting of stockholders, including the notes to the table set forth therein, which information is incorporated herein by reference. See “Incorporation by Reference; Additional Information” in the Offer to Exchange.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Exchange under the captions “Summary of Terms—Purpose of the Offer,” “Questions and Answers About the Offer—Why is LGI making the Offer?” and “Purpose of the Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the caption “Use of Securities Acquired” is incorporated herein by reference.

(c)	Except as disclosed in the Offer to Exchange (or in the documents incorporated by reference therein), neither LGI nor, to its knowledge, any of LGI’s directors or executive officers currently has any plans, proposals or negotiations that would relate to or would result in any of the matters described in Item 1006(c)(1) through 1006(c)(10) of Regulation M-A. While no such plans or proposals are contemplated by LGI in connection with the Offer, LGI does expect to (i) recommence purchases under its equity repurchase program when permitted to do so in compliance with Rule 13e-4(f)(6) following the expiration of the Offer and (ii) continue its mergers and acquisitions strategy of acquiring broadband and video programming companies that have strong growth potential and divesting those of its businesses that, in the opinion of LGI’s management and its board of directors, no longer fit that profile.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Exchange under the caption “Source and Amount of Funds” is incorporated herein by reference.

(b)	The Offer is not conditioned on financing, and the source of funds for the payment of the cash portion of the Offer Consideration is not contingent on the satisfaction of any material conditions.

(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	For information regarding the Exchange Agent and the Information Agent, see the information set forth in the Offer to Exchange under the caption “Exchange Agent and Information Agent,” which is incorporated herein by reference. No persons have been directly or indirectly employed, retained, engaged or otherwise compensated to make solicitations or recommendations in connection with the Offer. LGI’s officers, directors and employees may solicit tenders from holders of Notes and answer inquiries concerning the Offer, but they will not be paid or given, directly or indirectly, additional compensation for soliciting tenders or answering any such inquiries. See the information set forth in the Offer to Exchange under the captions “Notice to Investors” and “Description of the Offer—Terms of the Offer,” which is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b)	The information set forth in the Offer to Exchange under the captions “Incorporation by Reference; Additional Information,” “Selected Financial Data,” “Capitalization,” “Ratio of Earnings to Fixed Charges,” “Unaudited Condensed Consolidated Pro Forma Financial Statements” and “Accounting Treatment” is incorporated herein by reference. In addition, LGI hereby incorporates by reference the following financial statements (including the notes thereto) of LGI and its subsidiaries: (i) the audited consolidated balance sheets as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive earnings (losses), equity and cash flows for each of the years in the three-year period ended December 31, 2011, which are set forth under Item 8, Financial Statements and Supplementary Data, beginning on page II-64 of LGI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and (ii) the unaudited condensed consolidated balance sheets as of March 31, 2011 and December 31, 2010, the condensed consolidated statements of operations for the three months ended March 31, 2011 and 2010, the condensed statements of comprehensive earnings for the three months ended March 31, 2011 and 2010, the condensed consolidated statement of equity for the three months ended March 31, 2011 and the condensed consolidated statements of cash flows for the three months ended March 31, 2011 and 2010, which are set forth under Item 1, Condensed Consolidated Financial Statements, beginning on page 1 of LGI’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011. Please see “Incorporation by Reference; Additional Information” in the Offer to Exchange for information regarding how to access or obtain the foregoing Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Item 11. Additional Information.

(a)	The information set forth in the Offer to Exchange under the captions “Interests of Directors and Officers” and “Description of the Offer—Conditions to the Offer” is incorporated herein by reference.

(c)	The information set forth or incorporated by reference in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange, dated May 17, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)	Press Release, dated May 17, 2011, incorporated by reference to Exhibit 99.1 to Liberty Global, Inc.’s (“LGI”) Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2011.

(b)	Not applicable.

(d)(1)	Indenture by and between LGI and the Law Debenture Trust Company of New York, as

trustee, dated as of November 18, 2009, including the form of Note, filed as Exhibit 4.1 to the Current Report on Form 8-K/A filed with the SEC on November 19, 2009.

(d)(2)	Form of Note (included in Exhibit d(1))

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011	LIBERTY GLOBAL, INC.

	By:	/s/ Elizabeth M. Markowski
Name: Elizabeth M. Markowski
Title: Senior Vice President, General Counsel & Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange, dated May 17, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)	Press Release, dated May 17, 2011, incorporated by reference to Exhibit 99.1 to Liberty Global, Inc.’s (“LGI”) Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2011.

(b)	Not applicable.

(d)(1)	Indenture by and between LGI and the Law Debenture Trust Company of New York, as trustee, dated as of November 18, 2009, including the form of Note, filed as Exhibit 4.1 to the Current Report on Form 8-K/A filed with the SEC on November 19, 2009.

(d)(2)	Form of Note (included in Exhibit d(1))

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith